UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

SOURCE FINANCIAL, INC.

(Exact name of registrant as specified in its corporate charter)

DELAWARE	000-55122	80-0142655
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

604 Arizona Avenue

Santa Monica, California 90401

(Address of principal executive offices)

Registrant’s telephone number, including area code: (425) 322-2201

SOURCE FINANCIAL, INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

March 1, 2017

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF SOURCE FINANCIAL, INC.

INTRODUCTION

This Information Statement is being mailed on or about March 1, 2017 to the holders of record at the close of business on February 27, 2017 (the “Record Date”) of the common stock, par value $0.01 per share (the “Common Stock”), of Source Financial, Inc., a Delaware corporation (“we”, “us”, “our”, “SFI” or the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board”) other than by a meeting of stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors pursuant to the transaction described herein will not occur until at least 10 days following the mailing of this Information Statement.

On January 24, 2017, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CSES Group, Inc., a Nevada corporation (“CSES”) and the Company’s wholly-owned subsidiary, CSES Acquisition, Inc., a Nevada corporation (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will merge with and into CSES, with CSES continuing as the surviving corporation and a wholly-owned subsidiary of the Company (the “Merger”). Pursuant to the terms of the Merger, all outstanding shares of CSES common stock will be cancelled and converted into the right to receive an aggregate of 127,045,969 shares. We will reserve for issuance approximately 50,903,617 additional shares upon the exercise of warrants, stock options and a convertible note that we will issue in exchange for outstanding warrants, options and a convertible note of CSES. The former stockholders of CSES collectively will hold approximately 76.40%. Upon the Merger, William Lopshire will be appointed as the Company’s Chief Executive Officer and join the Board as Chairman. In addition, the composition of the Company’s Board will change further, as described in detail below.

NO VOTE OR OTHER ACTION OF OUR STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

2

CHANGE OF BOARD OF DIRECTORS

Upon the consummation of the Merger, Robert Davis will be appointed to the Board as Chairman, William Lopshire and Knell Nesen will be appointed to the Board, and Edward DeFeudis will resign from the Board. The resignation of Mr. DeFeudis is not the result of any disagreement with the Company. This change in the composition of the Board will result in a change in control of the Board.

Except as set forth in this Information Statement, the incoming directors are not currently directors of the Company, did not hold any previous position with the Company nor have they been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission. To the best of the our knowledge, none of the incoming officers or directors or existing officers or directors of the Company have been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of directors occurs (otherwise than at a meeting of shareholders). Accordingly, the change in a majority of directors will not occur until at least 10 days following the filing and mailing of this Information Statement.

VOTING SECURITIES

As of the Record Date, the Company had 10,748,884 shares of Common Stock, par value $0.01 per share, issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders. We also have 2,082 shares of our Series C Convertible Preferred Stock outstanding which carries voting rights equivalent to 3,189,208 shares of Common Stock.

3

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth as of December 31, 2016, information with respect to beneficial ownership of our common stock by:

●	Edward DeFeudis, who is currently our sole director and executive officer and is the only individual to have served as our Chief Executive Officer during 2016.

●	Each other person known to us to own beneficially more than 5% of our outstanding common stock, either before or immediately after the merger.

●	Each of the current directors of CSES, who will serve as our directors following the merger.

●	All of our directors and executive officers as a group, both before and immediately after the merger.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Shares of common stock subject to any warrants or options that are presently exercisable or exercisable within 60 days of December 31, 2016, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the warrants or options, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The numbers reflected in the percentage ownership columns are based on 38,807,335 shares of our common stock and 11,925,000 shares of CSES common stock outstanding as of December 31, 2016, and on the assumption that 165,853,304 shares of our common stock will be outstanding after the merger. Unless otherwise indicated below, the persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. An asterisk denotes beneficial ownership of less than 1%.

	Number of Shares				Percent
	Before the		After the		Before the	After the
Name of Beneficial Owner	Merger		Merger		Merger	Merger
Edward DeFeudis(1)	8,797,824	(3)	8,797,824		63.12%	5.30
Robert Davis(2)	-		31,961,250		-	19.27
William Lopshire(2)	-		15,004,028	(4)	-	9.04
Kjell Nesen(2)	-		11,807,913	(5)	-	7.11
Steven Antebi	16,573,000	(6)	16,573,000	(6)	42.70	9.99

All directors and executive officers as a group (one person, Mr. DeFeudis, before the merger and three persons after the merger)	8,797,824		58,773,191		63.12%	35.06%

(1)       The address of each of the persons shown is 604 Arizona Avenue, Santa Monica, California 90401

(2)       The address of each of the persons shown is 441 Nandy Drive, Roseburg, Oregon 97471

(3)       Includes shares issuable pursuant to the conversion of SFI’s Series C Preferred Stock and shares owned by Spider Investments, LLC, of which Mr. DeFeudis is the Managing Member

(4)       Includes 1,500,000 shares issuable upon the exercise of vested options.

(5)       Includes 250,000 shares issuable upon the exercise of vested options.

(6)       Represents shares to be issued under a consultant agreement upon filing of an amendment to the Company’s Certificate of Incorporation increasing the authorized number of common shares. The Company presently does not have authorized a sufficient number of common shares to issue these shares to Mr. Antebi.

4

SFI MANAGEMENT

Director and Officer of SFI

Edward DeFeudis. Our sole director and executive officer is Edward DeFeudis, age 43. Mr. DeFeudis is a serial entrepreneur and venture investor, with 20-plus years of experience. Since 1995, he has helped launch numerous private and public companies primarily focused in high-tech, biotech and fin-tech. He has received major financing commitments to help fund early-stage companies and product launches. Throughout his career, Mr. DeFeudis has primarily been engaged in the development of strategic partnerships and financial strategies, and his involvement has led to multiple high-return exits. Early in his career, he worked at Merrill Lynch in New York City and Oppenheimer Securities in Boston.

Since Mr. DeFeudis was our sole director throughout our most recent fiscal year, there were no meetings, as such, of the board of directors. We also currently have no standing audit, nominating or compensation committees of the board of directors, or any committee performing similar functions. Following the merger with CSES, we anticipate establishing an audit committee and one or more other standing committees of the board of directors as appropriate.

At present, Mr. DeFeudis, as our sole director, determines any nominees to our board of directors. We currently have no policy with respect to the consideration of any director candidates recommended by our stockholders, but anticipate establishing such a policy following the merger with CSES. We have agreed in the agreement and plan of reorganization that the current directors of CSES will be appointed to serve as our directors following the merger.

We also have no process in place for our stockholders to send communications to our board of directors.

CSES MANAGEMENT

Directors and Officers of CSES

CSES’s directors and executive officers are set forth below, and these persons will also hold the same positions with CSES following the merger (on the same full-time or part-time basis, as described below, as these persons serve for CSES).

All of the directors of CSES who become our directors following the merger will serve as directors until our next annual meeting of stockholders and until their successors are duly elected and qualified.

Robert “Bob” Davis, Chairman of the Board and inventor of alltemp® refrigerant. Bob is a co-founder of CSES and has served as Chairman since its inception. Prior to founding CSES, Bob was the sole proprietor of Sky Green Energy, where he developed refrigerant technology. Bob has over 50 years’ experience as an inventor with considerable expertise in the refrigerant and refrigeration appliance fields.

Bob’s interest in refrigerants and aptitude to understand complex thermodynamic principles continue to feed his passion to shape the global future of the green energy marketplace.

William Lopshire, Chief Executive Officer. Bill was a co-founder of CSES and has served as CEO since its inception. Prior to founding CSES, Bill worked with our Chairman at Sky Green Energy since 2012. Bill brings over 25 years of diversified experience in the fields of law, strategic planning, finance, securities, and technology. Bill founded the law firm of Lopshire & Barkan (Woodland Hills, CA), specializing in corporate and securities law. He subsequently accepted a partnership in the law firm of Manning, Marder, Kass, Ellrod & Rameriz (Los Angeles, CA), where he specialized in corporate finance, securities law, mergers and acquisitions, and international business transactions. In 2000, Bill became a principal at NetLuminous, a private equity group based in Sydney Australia that invested in several developing companies in the U.S. and abroad with diverse interests ranging from automotive parts to software development.

5

Bill graduated from Michigan State University, with a Bachelor of Arts degree in Business Administration/ Accounting; and earned his Juris Doctor degree from Pepperdine University School of Law. He was admitted to practice law in California and before the United States Tax Court. He also served on the Board of Directors of LBO Capital Corp., Flour City International, and 3DM, PLC in the United Kingdom.

Kjell Nesen, Chief Operating Officer. Kjell has served as COO for CSES since its inception. He began his career in Merchant Services as a junior in college at the University of Louisiana Monroe studying Business Management.

In January 2002, Kjell became the CEO of Cardservice International Worldwide Agency. Within the first two years, his company became the fourth ranking Agency of 400 agents throughout Cardservice International. Kjell successfully ran this Merchant Services Sales office for two years and sold the portfolio.

In May 2004, Kjell co-founded WBSG, L.L.C. as Managing Member with Cardservice International and International Card Establishment. His responsibilities included B2B and B2C sales, marketing and daily operations. In June 2006, he assumed the position of Vice President of Operations for International Card Establishment after selling more large portfolios.

In 2008, Kjell co-created LIFT Network to provide a marketing product suite for all merchant service sales channels. Over the next five years, Kjell managed the development and technology of the product, built a direct sales channel, as well as, introduced third party partners to the product.

In 2013, Kjell was employed by Veracity Payment Solutions, INC. as its Vice President of Sales and Marketing.

CORPORATE GOVERNANCE

The Board and Committees

Director Independence; Standing Committees

We believe that Messrs. Lopshire, Davis and Nesen will not qualify as “independent directors” under the Nasdaq Stock Market’s listing standards, and when they join the Board of Directors upon reconstitution of the Board as described in this Information Statement.

Our common stock is traded on the OTCQX under the symbol “SRCF.” The OTCQX trading platform does not maintain any standards regarding the “independence” of the directors for our Board of Directors, and we are not otherwise subject to the requirements of any national securities exchange or an inter-dealer quotation system with respect to the need to have a majority of our directors be independent.

Although we previously maintained Audit, Compensation and Nominating Committees, our Board presently has no functioning standing committees as Mr. DeFeudis is our only director. After the Merger, we expect to adopt new charters for the various committees.

Board of Directors’ Meetings

During the fiscal year ended December 31, 2016, the Board held no meetings as Mr. DeFeudis was our only director.

6

Code of Ethics

The Board of Directors has adopted a Code of Ethics to provide guidance to our executive officers regarding standards for conduct of our business, which code has been delivered to all of our executive officers. A copy of our Code of Ethics will be furnished without charge to any person upon written request. Requests should be sent to Secretary, Source Financial, Inc., 604 Arizona Avenue, Santa Monica, California 90401.

Communication with Directors

Stockholders or other interested parties may communicate with the Company’s directors by sending mail to: 604 Arizona Avenue, Santa Monica, California 90401.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than 10% of our common stock, to file reports regarding ownership of, and transactions in, our securities with the Commission and to provide us with copies of those filings. Based solely on our review of the copies received by us and on the written representations of certain reporting persons, we believe that all such Section 16(a) filing requirements were timely met during 2016.

DIRECTOR AND OFFICER COMPENSATION

Mr. DeFeudis, our sole director and officer who was appointed an officer and director effective June 30, 2016, has received no compensation since his appointment.

2012 Grants of Plan-Based Awards

We did not grant any stock options in 2016 to our named executive officer.

Director Compensation

Mr. DeFeudis did not receive any compensation for acting as our sole director, nor have any options been granted to him.

Employment Agreements

Mr. DeFeudis has not entered into an employment agreement with the Company nor do the present officers of CSES who will become officers of the Company upon consummation of the Merger have any employment agreements with CSES.

Involvement in Certain Legal Proceedings

To the Company’s knowledge, there are no material proceedings to which any current or proposed director, officer or affiliate of the Company, any owner (of record or beneficially) of more than 5% of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

7

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any materials the Company files with the SEC at the SEC’s Public Reference Section at 100 F Street, N.E., Washington, D.C. 20549. Copies of those filings can be obtained from the Commission’s Public Reference Section at prescribed rates and may also be obtained from the web site that the Securities and Exchange Commission maintains at http://www.sec.gov. You may also call the Commission at 1-800-SEC-0330 for more information.

8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 1, 2017	SOURCE FINANCIAL, INC.

/s/ EDWARD DEFEUDIS
Name: Edward DeFeudis
Title: Chief Executive Officer

 9